Exhibit 99.3






                         TDS AND UNITED STATES CELLULAR
                          SUCCESSFUL IN TEXAS LITIGATION


    Chicago, Illinois, May 6, 1994

    Telephone and Data Systems, Inc. (AMEX: TDS), and its United States Cellular Corporation subsidiary (AMEX: USM), announced that a Henderson, Texas, jury rejected claims totaling more than $200 million made against the Company and USM. The suit was filed by Townes Telecommunications, Inc., of Lewisville, Arkansas, and certain of its affiliates in a Texas State Court in September, 1991.

    TDS Chairman LeRoy T. Carlson, who testified at the trial, said that "the TDS family of companies, their shareholders and employees appreciate the jury's recognition of TDS's honesty and integrity".

    Townes had alleged that the Company and USM breached an alleged oral agreement with Townes, breached an alleged fiduciary relationship between TDS and Townes, perpetrated a fraud against Townes and had failed to comply with a first right of refusal provision of a related shareholders' agreement. The jury rejected all claims.

    TDS is a Chicago-based telecommunications company with established local telephone, cellular telephone and radio paging operations. TDS strives to build value for its shareholders by providing excellent communications services in attractive, closely related segments of the telecommunications industry. USM, headquartered in Chicago, manages and invests in cellular systems throughout the United States.

    For additional information, please call Murray L. Swanson TDS Executive Vice President-Finance at (312) 630-1900.
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